Exhibit 99.1

NEWS RELEASE

July 21, 2011

NCR announces strong second-quarter results

•	Operational results ahead of company expectations

•	Revenue growth of 12%; orders up 15% compared to prior year period

•

GAAP Diluted EPS from continuing operations of $0.22 compared to $0.12 in the prior year period; non-GAAP Diluted EPS from continuing operations(1) of $0.46, an increase of 31% from the prior year period

•	NCR raises full year 2011 revenue and earnings guidance

DULUTH, Georgia – NCR Corporation (NYSE: NCR) reported financial results today for the three months ended June 30, 2011. Reported revenue of $1.31 billion increased 12 percent from the second quarter of 2010. Second-quarter revenues reflect a favorable impact of 6 percent as a result of foreign currency translation.

NCR reported second-quarter income from continuing operations (attributable to NCR) of $35 million, or $0.22 per diluted share, compared to income from continuing operations (attributable to NCR) of $20 million, or $0.12 per diluted share, in the second quarter of 2010. Income from continuing operations in the second quarter of 2011 included $53 million ($38 million or $0.23 per diluted share, after-tax) of pension expense and $1 million ($1 million or $0.01 per diluted share, after tax) of acquisition related costs. Income from continuing operations for the second quarter of 2010 included $50 million ($33 million or $0.20 per diluted share, after-tax) of pension expense and $7 million ($4 million or $0.03 per diluted share, after-tax) of incremental costs related to the relocation of the Company’s global headquarters. Excluding these items, non-GAAP income from continuing operations(1) in the second quarter of 2011 was $0.46 per diluted share compared to $0.35 in the prior year period.

“Our second quarter performance was driven by the NCR team’s ongoing ability to execute on our strategy and our growth initiatives and provides us the confidence to increase our full year guidance,” said Bill Nuti, chairman and chief executive officer of NCR. “We continue to capitalize on growing business opportunities in our core industries where our leadership resulted in strong order activity and revenue growth, reflecting increased demand in our core solutions both domestically and internationally. Our recently-announced plan to acquire Radiant Systems will extend that core by moving us into a leadership position in a third vertical that is exceptionally complementary to our financial and retail businesses and that offers compelling growth potential. At the same time, we’re extending our lead in emerging industries like Telecom and Technology and Travel. And we’re extremely well-positioned in our Entertainment business while also exploring partnerships or other alternatives for our DVD kiosk operations.”

Second-Quarter 2011 Operating Segment Results(2)

Financial Services

The Financial Services segment generated second-quarter revenue of $729 million, an increase of 15 percent from the second quarter of 2010. Growth was evident across most geographies, including the Brazil/India/China/Middle East/Africa (BICMEA), North America, Europe, and Caribbean and Latin America (CLA) theaters. The second-quarter year-over-year revenue comparison included 7 percentage points of benefit from foreign currency translation.

Operating income for Financial Services was $77 million in the second quarter of 2011 as compared to $75 million in the second quarter of 2010. This increase was driven by higher revenue partially offset by an unfavorable shift in product mix and continued investment in sales resources.

Retail & Hospitality

The Retail & Hospitality segment reported revenue of $449 million, up 3 percent from the second quarter of 2010, driven largely by growth in the BICMEA, North America and South Asia Pacific theaters. The second quarter year-over-year revenue comparison included 5 percentage points of benefit from foreign currency translation.

Operating income for Retail & Hospitality was $22 million in the second quarter of 2011 as compared to $15 million in the second quarter of 2010. This increase was driven by higher revenue, an improved product mix, and lower service delivery costs.

Entertainment

Entertainment reported revenue of $38 million, an increase of 65 percent from the $23 million recorded in the second quarter of 2010. Year over year same store sales growth was up 30% as a result of new entertainment kiosk deployments and the Company’s strategy to redeploy selected kiosks to better performing locations.

Operating loss for Entertainment was $17 million in the second quarter of 2011 as compared to a loss of $10 million in the second quarter of 2010. This decrease was driven by additional kiosk and DVD depreciation from increased kiosk deployment.

Emerging Industries

Emerging Industries revenue was $96 million, an increase of 16 percent versus the prior year period as a result of strong performance in the North America and Europe theaters.

The second-quarter year-over-year revenue comparison included 7 percentage points of benefit from foreign currency translation.

Operating income for Emerging Industries was $19 million in the second quarter of 2011 as compared to $8 million in the second quarter of 2010. This increase was primarily driven by improved product and services mix and lower service delivery costs.

Second-Quarter 2011 Business Highlights

In the second quarter of 2011, NCR further advanced the deployment and introduction of self-service solutions across its core and emerging industries. The following are NCR’s second quarter business highlights:

In the financial services segment, NCR continues to advance its Scalable Deposit Module (SDM) technology with more customers, shape the future of consumer transactions, and drive penetration of its APTRATM solutions.

A number of major ATM networks completed their certification testing of SDM, establishing the new technology as compatible with key software systems. NCR is in the process of completing the certification testing process with additional networks and has received orders for nearly 7,000 SDM units since the product was introduced in October of 2010.

NCR has also taken steps to drive the future of ATM technology and bank branch transformation. NCR announced the global launch of the next generation of NCR Financial Kiosk – the SelfServTM 4 and the SelfServTM 8 – which offer consumers the convenience of bypassing teller lines and quickly completing typical branch transactions such as account opening, account maintenance and financial products research and purchase.

NCR also recently integrated two-way video conferencing into its multi-function SelfServTM 32 ATMs which allows consumers to video conference with live, remote bank tellers directly from the ATM. The technology enables financial institutions to offer up to 24 hour access to teller services, build new small-footprint branches, and provide teller services in areas not served by branches.

In addition, Broadway Bank, a $2.3 billion financial institution serving south central Texas, will deploy NCR SelfServTM ATMs to replace currently installed machines and will utilize NCR Solidcore for APTRATM as well as NCR’s second line hardware and software maintenance.

NCR recently announced the rollout of NCR APTRATM Cash Connect 6.0, software designed to help financial institutions and employees use, monitor and integrate multi-vendor teller automation units such as teller cash recyclers (TCRs). APTRATM Cash Connect 6.0 supports all major teller automation units (TAU) in the market today.

HDFC Bank, India’s second largest private bank, earned a 2011 Celent Model Bank Award for its customer experience which was created through the implementation of NCR APTRATM eMarketing solution. The advanced marketing software enabled HDFC Bank to personalize self-service experiences while delivering targeted and consistent messages through multiple channels including ATM, email, Internet, mobile and call centers.

VTB Bank, one of the leading providers of financial services in Russia, implemented the NCR APTRA Relate™ software to extend the functionality of their ATMs and create marketing campaigns based on customer data taken from their CRM system. The software will help VTB engage in personalized dialogue with its more than 300,000 customers and sell additional financial products.

In the retail space, Wine Country Gift Baskets a leading retailer of online gift baskets, signed a multi-year renewal of NCR’s APTRA™ eMarketing solution which enables synchronized customer communications across multiple channels. NCR also announced a new software release (7.0) of its Advanced Checkout Solution with enhancements that will help grocers increase business agility, lower operating costs and provide an improved shopping experience for customers.

In its June 2011 report titled “Global EPOS and Self-Checkout 2011,” Retail Banking Research (RBR) ranked NCR as the global market leader in the rapidly growing self-checkout market. According to the report, NCR is by far the world’s largest self-checkout supplier in terms of both installed base and shipments

In the Entertainment business, NCR is installing more than 800 BLOCKBUSTER Express®-branded movie kiosks at Food Lion grocery stores across 11 states in the Southeast and Mid-Atlantic. The kiosks will also be available at other Delhaize America supermarkets, including Bottom Dollar Food, Harveys and Reid’s grocery stores.

NCR continued to advance its self service technologies across its emerging industries. NCR and Frontier Airlines announced the roll-out of 75 NCR TouchPort™ 70 kiosks to an additional 14 airports across the U.S. The deployment expands the existing footprint of Frontier Airlines’ kiosks, facilitating quick and convenient self-service check-in and other flight related services. In addition, Copa Airlines, one of Latin America’s leading carriers, has launched mobile check-in and boarding pass delivery technologies from NCR which will allow Copato continue to enhance its customers’ travel experiences.

In the healthcare business, NCR strengthened its product line through the selection of Electronic Payment Exchange (EPX) as its preferred payment provider. The integration of EPX’s technology with NCR MediKiosk and NCR Patient Portal self-service solutions can help healthcare organizations lower transaction fees by streamlining the number of payment providers. During the quarter, Conifer and Blair Medical Associates became the first customers to integrate this single-source payment capability.

NCR’s global services business and its commitment to fulfilling customer needs continue to receive third party recognition. Gartner ranked NCR as the global market share leader in retail industry product support for 2010 based on product support revenue in their March 31, 2011 report “Market Share Analysis: IT Services, Worldwide, 2010.” Gartner also reported that NCR ranked third worldwide in financial services product support revenue and tenth worldwide across all vertical markets in hardware maintenance and support revenue in 2010. In addition, NCR recently reached its highest ranking to date (8th overall) in the 2011 Global Outsourcing 100® rankings awarded by the International Association of Outsourcing Professionals® (IAOP®). NCR demonstrated excellence in evaluation categories including global presence, customer references, company recognitions and certifications, employee management and executive leadership.

Second-Quarter 2011 Financial Highlights

Income from operations was $47 million in the second quarter of 2011, which included $53 million of pension expense and $1 million of acquisition related costs. This compares to $31 million of income from operations in the second quarter of 2010, which included

$50 million of pension expense and $7 million of incremental costs related to the relocation of the Company’s global headquarters. Excluding these items, non-GAAP income from operations(2) was $101 million in the second quarter of 2011 compared to $88 million in the second quarter of 2010.

Net cash provided by operating activities was $64 million during the second quarter of 2011 compared to $87 million in the year-ago period. Cash from operating activities in the second quarter of 2011 was negatively impacted by investment in working capital period over period due to higher revenues in the second quarter of 2011 and for the remainder of the year. Net capital expenditures of $42 million in the second quarter of 2011 increased from the $38 million in net capital expenditures in the second quarter of 2010. Discontinued operations yielded $7 million of cash outflow in the second quarter 2011 compared to $8 million of cash provided in the second quarter of 2010. NCR generated break-even free cash flow (cash from operations and discontinued operations, less capital expenditures and additions to capitalized software)(3) in the second quarter of 2011, compared to free cash flow of $42 million in the second quarter of 2010. Additionally, NCR generated free cash flow of $4 million in the six months ended June 30, 2011, compared to free cash flow of $5 million in the six months ended June 30, 2010.

NCR contributed approximately $24 million to its international and executive pension plans in the second quarter of 2011 compared to $25 million in the second quarter of 2010. The company expects to contribute approximately $125 million in 2011. The net funded status of the company’s global pension plans was approximately $(997) million as of December 31, 2010, an improvement of $51 million from the previous year end.

Other expense, net was $2 million in the second quarter of 2011 compared to no other income or expense in the prior year period.

Income tax expense was $8 million in the second quarter of 2011 compared to $11 million in the second quarter of 2010. NCR expects its full year 2011 effective income tax rate to be approximately 27%.

NCR repurchased approximately 1.8 million shares of its common stock for approximately $35 million during the second quarter.

NCR ended the second quarter of 2011 with $457 million in cash and cash equivalents compared to the $480 million balance as of March 31, 2011. As of June 30, 2011, NCR had a debt balance of $11 million.

2011 Outlook

NCR expects full-year 2011 revenues to increase in the range of 6 to 8 percent on a constant currency basis compared with 2010, up from previous guidance of 5 to 7 percent growth. Including the continuing investment in the entertainment portfolio, the company now expects its full-year 2011 Income from Operations (GAAP) to be $174 million to $189 million, non-GAAP non-pension operating income (NPOI)(2) to be in the range of $385 to $400 million, GAAP diluted earnings per share to be $0.79 to $0.86 and non-GAAP diluted earnings per share excluding pension expense (1) to be in the range of $1.73 to $1.80 per diluted share. The 2011 non-GAAP EPS guidance excludes estimated pension expense of $210 million (approximately $151 million after-tax) compared with actual pension expense of $208 million ($149 million after-tax) in 2010. NCR expects its full year 2011 effective income tax rate to be approximately 27 percent. These amounts are exclusive of the pending acquisition of Radiant Systems Inc.

The company expects third quarter 2011 non-pension operating income (NPOI)(2) to be in the range of $100 million to $105 million, compared to $90 million in the third quarter of 2010. The company expects its third quarter 2011 effective tax rate to be in the range of 27% to 31%.

	Current 2011 Guidance	Prior 2011 Guidance	2010 Actual
Year-over-year revenue (constant currency)	6% - 8%	5% - 7%	3%

Income from Operations (GAAP)	$174 - $189 million	$170 - $185 million	$99 million

Non-pension operating income(2)	$385 - $400 million	$380 - $395 million	$333 million

Diluted earnings per share (GAAP)	$0.79 - $0.86	$0.77 - $0.84	$0.69

Diluted earnings per share excluding pension expense and special items (non-GAAP)(1)	$1.73 - $1.80	$1.70 - $1.77	$1.53

2011 Second Quarter Earnings Conference Call

A conference call is scheduled today at 5:45 p.m. (EST) to discuss the company’s 2011 second-quarter results and guidance for full-year 2011. Access to the conference call, as well as a replay of the call, is available on NCR’s Web site at http://investor.ncr.com/.

Important Information

The planned tender offer related to the pending acquisition of Radiant Systems, Inc has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

About NCR Corporation

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming and public sector organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Duluth, Georgia.

# # #

NCR is a trademark of NCR Corporation in the United States and other countries.

News Media Contact

Cameron Smith

NCR Corporation

770.623.7998

cameron.smith@ncr.com

Investor Contact

Gavin Bell

NCR Corporation

212.589.8468

gavin.bell@ncr.com

Reconciliation of Diluted Earnings Per Share from Continuing Operations (attributable to NCR) (GAAP) to Non-GAAP Measures

	Q2 2011 Actual	Q2 2010 Actual	Current 2011 Guidance	Prior 2011 Guidance	FY 2010 Actual
Diluted Earnings Per Share from Continuing Operations (attributable to NCR) (GAAP)	$0.22	$0.12	$0.79-$0.86	$0.77-$0.84	$0.69

Pension expense	(0.23)	(0.20)	(0.94)	(0.94)	(0.93)
Acquisition related costs	(0.01)	—	(0.01)	—	—
Global headquarters relocation	—	(0.03)	—	—	(0.07)
Legal settlements and charges	—	—	0.01	0.01	(0.03)
Investment impairment charge	—	—	—	—	(0.05)
Japanese subsidiary valuation reserve	—	—	—	—	0.24

Diluted Earnings Per Share from Continuing Operations (attributable to NCR) (non-GAAP) (1)	$0.46	$0.35	$1.73-$1.80	$1.70-$1.77	$1.53

Reconciliation of Income from Operations (GAAP) to Non-GAAP Measure (in millions)

	Q2 2011 Actual	Q2 2010 Actual	Q3 2011 Guidance	Q3 2010 Actual	Current 2011 Guidance	Prior 2011 Guidance	FY 2010 Actual
Income from Operations (GAAP)	$47	$31	$45-$50	$34	$174-$189	$170-$185	$99

Pension expense	$53	$50	$55	$50	$210	$210	$208
Acquisition related costs	$1	—	—	—	$1	—	—
Global headquarters relocation	—	$7	—	$6	—	—	$18
Legal charges	—	—	—	—	—	—	$8

Non-pension Operating Income (non-GAAP) (2)	$101	$88	$100-$105	$90	$385-$400	$380-$395	$333

Free Cash Flow

	For the Periods Ended June 30
	(in millions)
	Three Months		Six Months
	2011	2010	2011	2010
Net cash provided by operating activities (GAAP)	$64	$87	$108	$109
Less capital expenditures for:
Property, plant and equipment, net of grant reimbursements	(42)	(38)	(67)	(76)
Capitalized software	(15)	(15)	(29)	(28)

Total capital expenditures, net	(57)	(53)	(96)	(104)
Net cash (used in) provided by discontinued operations	(7)	8	(8)	—

Free cash flow (non-GAAP)(3)	$0	$42	$4	$5

(1) While NCR reports its results in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, it believes that certain non-GAAP measures provide additional useful information regarding NCR’s financial results. NCR’s management evaluates the company’s results excluding certain items, such as pension expense, to assess the financial performance of the company and believes this information is useful for investors because it provides a more complete understanding of NCR’s underlying operational performance, as well as consistency and comparability with past reports of financial results. In addition, management uses certain of these measures to manage and determine effectiveness of its business managers and as a basis for incentive compensation. These non-GAAP measures should not be considered as substitutes for or superior to results determined in accordance with GAAP.

(2) The segment results included in Schedule B and non-GAAP income from operations (non-pension operating income) and non-GAAP earnings per share discussed in this earnings release exclude the impact of pension expense and certain items. Due to the significant change in its pension expense from year to year and the non-operational nature of pension expense and these special items, NCR’s management uses non-pension operating expense and non-GAAP earnings per share to evaluate year-over-year operating performance. NCR may, in addition, segregate special items from its GAAP results from time to time to reflect the ongoing earnings per share performance of the company. NCR also uses non-pension operating income and non-GAAP earnings per share to manage and determine the effectiveness of its business managers and as a basis for incentive compensation. NCR determines non-pension operating income based on its GAAP income (loss) from operations excluding pension expense and special items. These non-GAAP measures should not be considered as substitutes for or superior to results determined in accordance with GAAP.

(3) Free cash flow does not have a uniform definition under GAAP and, therefore, NCR’s definition may differ from other companies’ definitions of this measure. NCR defines free cash flow as net cash provided by/used in operating activities and cash flow provided by/used in discontinued operations less capital expenditures for property, plant and equipment, and additions to capitalized software. NCR’s management uses free cash flow to assess the financial performance of the company and believes it is useful for investors because it relates the operating cash flow of the company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash generated after capital expenditures which can be used for, among other things, investment in the company’s existing businesses, strategic acquisitions, strengthening the company’s balance sheet, repurchase of company stock and repayment of the company’s debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other nondiscretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for or superior to cash flows from operating activities determined in accordance with GAAP.

Note to investors - This news release contains forward-looking statements, including statements as to anticipated or expected results, beliefs, opinions and future financial performance, within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward-looking statements include projections of revenue, profit growth and other financial items, and future economic performance, among other things. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause NCR’s actual results to differ materially.

In addition to the factors discussed in this release, other risks and uncertainties include those relating to: the uncertain economic climate, which could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products, and consolidation in the financial services sector, which could impact our business by reducing our customer base; the timely development, production or acquisition and market acceptance of new and existing products and services (such as self-service technologies), including our ability to accelerate market acceptance of new products and services; shifts in market demands, continued competitive factors and pricing pressures and their impact on our ability to improve gross margins and profitability, especially in our more mature offerings; the effect of currency translation; short product cycles, rapidly changing technologies and maintaining a competitive leadership position with respect to our solution offerings; tax rates; ability to execute our business and reengineering plans; turnover of workforce and the ability to attract and retain skilled employees, especially in light of continued cost-control measures being taken by the company; availability and successful exploitation of new acquisition and alliance opportunities; access to DVD inventory and the conversion to, and market adoption of, alternative methods of entertainment content delivery; changes in Generally Accepted Accounting Principles (GAAP) and the resulting impact, if any, on the company’s accounting policies; continued efforts to establish and maintain best-in-class internal information technology and control systems; the success of our pension strategy; compliance with requirements relating to data privacy and protection; expected benefits related to the Radiant Systems, Inc. (“Radiant”) transaction not materializing as expected; the Radiant transaction not being timely completed, if completed at all; prior to the completion of the Radiant transaction, Radiant’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, or other business partners; the NCR and Radiant being unable to successfully implement integration strategies; and other factors detailed from time to time in the company’s U.S. Securities and Exchange Commission reports and the company’s annual reports to stockholders. The company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Schedule A

NCR CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in millions, except per share amounts)

	For the Periods Ended June 30
	Three Months		Six Months
	2011	2010	2011	2010
Revenue

Products	$650	$587	$1,144	$1,055
Services	662	589	1,263	1,150

Total revenue	1,312	1,176	2,407	2,205

Cost of products	526	463	930	846
Cost of services	516	472	997	927

Total gross margin	270	241	480	432
% of Revenue	20.6%	20.5%	19.9%	19.6%

Selling, general and administrative expenses	181	171	345	341
Research and development expenses	42	39	82	78

Income from operations	47	31	53	13
% of Revenue	3.6%	2.6%	2.2%	0.6%

Interest expense	(1)	—	(1)	(1)
Other (expense) income, net	(1)	—	5	1

Total other (expense) income, net	(2)	—	4	—

Income before income taxes and discontinued operations	45	31	57	13
% of Revenue	3.4%	2.6%	2.4%	0.6%

Income tax expense	8	11	9	10

Income from continuing operations	37	20	48	3
(Loss) income from discontinued operations, net of tax	(2)	11	1	11

Net income	35	31	49	14

Net income attributable to noncontrolling interests	2	—	3	2

Net income attributable to NCR	$33	$31	$46	$12

Amounts attributable to NCR common stockholders:
Income from continuing operations	$35	$20	$45	$1
(Loss) income from discontinued operations, net of tax	(2)	11	1	11

Net income	$33	$31	$46	$12

Net income per share attributable to NCR common stockholders:

Net income per common share from continuing operations

Basic	$0.22	$0.12	$0.28	$0.01

Diluted	$0.22	$0.12	$0.28	$0.01

Net income per common share

Basic	$0.21	$0.19	$0.29	$0.07

Diluted	$0.21	$0.19	$0.29	$0.07

Weighted average common shares outstanding
Basic	157.8	160.4	158.5	160.1
Diluted	160.7	161.6	161.2	161.3

Schedule B

NCR CORPORATION

CONSOLIDATED REVENUE and OPERATING INCOME SUMMARY

(Unaudited)

(in millions)

	For the Periods Ended June 30
	Three Months			Six Months
	2011	2010	% Change	2011	2010	% Change
Revenue by segment

Financial Services	$729	$632	15%	$1,321	$1,205	10%

Retail and Hospitality	449	438	3%	825	796	4%

Entertainment	38	23	65%	75	41	83%

Emerging Industries	96	83	16%	186	163	14%

Total revenue	$1,312	$1,176	12%	$2,407	$2,205	9%

Operating income by segment

Financial Services	$77	$75		$124	$108
% of Revenue	10.6%	11.9%		9.4%	9.0%

Retail and Hospitality	22	15		33	20
% of Revenue	4.9%	3.4%		4.0%	2.5%

Entertainment	(17)	(10)		(32)	(22)
% of Revenue	(44.7%)	(43.5%)		(42.7%)	(53.7%)

Emerging Industries	19	8		33	25
% of Revenue	19.8%	9.6%		17.7%	15.3%

Subtotal-segment operating income	$101	$88		$158	$131

% of Revenue	7.7%	7.5%		6.6%	5.9%

Pension expense	53	50		104	106
Other adjustments (1)	1	7		1	12

Total income from operations	$47	$31		$53	$13

(1)	Other adjustments include $1 million of acquisition related costs for the three and six months ended June 30, 2011 and $7 million and $12 million of incremental costs directly related to the relocation of the Company’s worldwide headquarters for the three and six months ended June 30, 2010, respectively.

Schedule C

NCR CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in millions, except per share amounts)

	June 30 2011	March 31 2011	December 31 2010
Assets

Current assets
Cash and cash equivalents	$457	$480	$496
Accounts receivable, net	980	946	928
Inventories, net	810	793	741
Other current assets	328	349	313

Total current assets	2,575	2,568	2,478

Property, plant and equipment, net	453	434	429
Goodwill	115	116	115
Prepaid pension cost	325	314	286
Deferred income taxes	628	624	630
Other assets	408	416	423

Total assets	$4,504	$4,472	$4,361

Liabilities and stockholders’ equity

Current liabilities
Short-term borrowings	$1	$1	$1
Accounts payable	548	540	499
Payroll and benefits liabilities	171	150	175
Deferred service revenue and customer deposits	396	424	362
Other current liabilities	402	389	379

Total current liabilities	1,518	1,504	1,416

Long-term debt	10	10	10
Pension and indemnity plan liabilities	1,279	1,278	1,259
Postretirement and postemployment benefits liabilities	304	312	309
Income tax accruals	136	138	165
Environmental liabilities	221	237	244
Other liabilities	40	43	42

Total liabilities	3,508	3,522	3,445

Stockholders’ equity
NCR stockholders’ equity:
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at June 30, 2011, March 31, 2011 and December 31, 2010, respectively	—	—	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 157.2, 158.5, and 159.7 shares issued and outstanding at June 30, 2011, March 31, 2011, and December 31, 2010, respectively	2	2	2
Paid-in capital	239	261	281
Retained earnings	1,981	1,948	1,935
Accumulated other comprehensive loss	(1,263)	(1,296)	(1,335)

Total NCR stockholders’ equity	959	915	883
Noncontrolling interests in subsidiaries	37	35	33

Total stockholders’ equity	996	950	916

Total liabilities and stockholders’ equity	$4,504	$4,472	$4,361

Schedule D

NCR CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in millions)

	For the Periods Ended June 30
	Three Months		Six Months
	2011	2010	2011	2010
Operating activities
Net income	$35	$31	$49	$14

Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations	2	(11)	(1)	(11)
Depreciation and amortization	38	33	75	65
Stock-based compensation expense	8	7	15	9
Excess tax benefit from stock-based compensation	—	—	(1)	—
Deferred income taxes	(9)	(15)	(14)	(5)
Gain on sale of property, plant, and equipment	(1)	—	(3)	—
Changes in assets and liabilities:
Receivables	(40)	23	(58)	35
Inventories	(17)	(9)	(69)	(43)
Current payables and accrued expenses	35	37	49	1
Deferred service revenue and customer deposits	(28)	(30)	34	17
Employee severance and pension	21	23	54	60
Other assets and liabilities	20	(2)	(22)	(33)

Net cash provided by operating activities	64	87	108	109

Investing activities
Grant reimbursements from capital expenditures	—	3	—	4
Expenditures for property, plant and equipment	(42)	(41)	(67)	(80)
Proceeds from sales of property, plant and equipment	—	—	2	—
Additions to capitalized software	(15)	(15)	(29)	(28)

Net cash used in investing activities	(57)	(53)	(94)	(104)

Financing activities
Purchase of Company common stock	(35)	—	(70)	—
Excess tax benefit from stock-based compensation	—	—	1	—
Short-term borrowings, net	—	—	—	(4)
Repayment of long-term debt	—	(1)	—	(1)
Proceeds from employee stock plans	7	1	13	3

Net cash used in financing activities	(28)	—	(56)	(2)

Cash flows from discontinued operations
Net cash (used in) provided by operating activities	(7)	8	(8)	—

Effect of exchange rate changes on cash and cash equivalents	5	(3)	11	(7)

(Decrease) increase in cash and cash equivalents	(23)	39	(39)	(4)
Cash and cash equivalents at beginning of period	480	408	496	451

Cash and cash equivalents at end of period	$457	$447	$457	$447